SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                        Commission File Number 000-26787

                           NOTIFICATION OF LATE FILING

                                    FORM 10-Q
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2000



(Check One):       |_| Form 10-K             |_| Form 11-K         |_| Form 20-F
                   |X| Form 10-Q             |_| Form N-SAR

                           For Period Ended:         September 30, 2000

         |_|      Transition Report on Form 10-K
         |_|      Transition Report on Form 20-F
         |_|      Transition Report on Form 11-K
         |_|      Transition Report on Form 10-Q
         |_|      Transition Report on Form N-SAR

                  For the Transition Period Ended:


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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:

        Mortgage.com, Inc.

Address of Principal Executive Office (Street and Number):

        1643 North Harrison Parkway

City, State and Zip Code:

        Sunrise, Florida  33323


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                        PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(  )     (a)    The reasons described in reasonable detail in Part III of
                this form could not be eliminated without unreasonable effort or expense;

(  )     (b)    The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(  )     (c)    The accountant's statement or other exhibit required by Rule
                12b-25 has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Registrant and its accountants are analyzing adjustments required to the Registrant's financial statements to be included in the Form 10-Q to be filed, which adjustments the Registrant has only recently become aware of. The adjustments relate to impairment of assets triggered by the Registrant's recent decision to wind down its lending operations. These adjustments cannot be completed by the deadline for filing this 10-Q without unreasonable effort or expense.



                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  Stephen H. Foltz, Interim Chief Financial Officer
                  954/838-5000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                  (X)      Yes              (  )     No






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(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  (X)      Yes              (  )     No

4. If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The extent of the anticipated change cannot be reasonably estimated until the adjustments described in Part III are determined.









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Mortgage.com, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  November 13, 2000               By:  /s/ Stephen H. Foltz
                                          --------------------------------------
                                            Stephen H. Foltz
                                            Interim Chief Financial Officer